As filed with the Securities and Exchange Commission on April 16, 2004
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM T-3/A
                               (Amendment No. 1)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939

                     _____________________________________

                             TRANS-LUX CORPORATION
                              (Name of Applicant)

                              110 Richards Avenue
                        Norwalk, Connecticut 06856-5090
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

    Title of Class                                       Amount
-------------------------------           --------------------------------------
 8 1/4% Limited Convertible Senior           Up to a maximum aggregate principal
  Subordinated Notes due 2012                     amount of $30,177,000

            --------------------------------------------------------
          Approximate date of proposed public offering:  March 2, 2004
            --------------------------------------------------------

                                Angela D. Toppi
              Executive Vice President and Chief Financial Officer
                             Trans-Lux Corporation
                              110 Richards Avenue
                        Norwalk, Connecticut 06856-5090

                    (Name and Address of Agent for Service)

                                With a copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                            New York, New York 10022







                                    Form T-3

                                    GENERAL

ITEM 2:  SECURITIES ACT EXEMPTION APPLICABLE.

    Upon the terms set forth in an Offering Memorandum dated March 1, 2004, the related Letter of Transmittal and Supplement dated April 12, 2004 (which together constitute the "Exchange Offer"), the Company offered to exchange its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "New Notes") for its outstanding 7 1/2% Convertible Subordinated Notes due 2006 (the "Old Notes"). The Company extended the Exchange Offer to all Holders of its outstanding Old Notes. Each Holder of Old Notes that participated in the Exchange Offer will receive, for each $1,000 principal amount of Old Notes properly tendered and not withdrawn, $1,000 principal amount of New Notes. The offering expired on April 14, 2004 at which time $16,710,000 of Old Notes had been tendered and not withdrawn.

    No tenders of the Old Notes will be accepted before the effective date of this Application.


Contents of Application for Qualification. This Application for Qualification comprises:

    (a) Pages numbered 1 to 3 consecutively (including an attached Exhibit
        Index).
    (c) The following additional exhibit:

    Exhibit T3E-6 Supplement dated April 12, 2004, (incorporated by reference to Exhibit (a)(1)(F) to Form T-0, Amendment No. 3


                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Trans-Lux Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Norwalk, State of Connecticut, on the 16th day of April, 2004.

                                   TRANS-LUX CORPORATION

                                   By:    /s/ Angela D. Toppi
                                      --------------------------------
                                   Name:  Angela D. Toppi
                                   Title: Executive Vice President


Attest: /s/ Todd Dupee
       ---------------------------
Name:   Todd Dupee
       ---------------------------
Title:  Assistant Vice President
       ---------------------------




                                 EXHIBIT INDEX



Exhibit T3E-6   Supplement, dated April 12, 2004 (incorporated by reference to
                Exhibit (a)(1)(F) to Form T-0 Amendment No. 3).